SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE REPUBLIC OF ITALY OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN THE REPUBLIC OF ITALY OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THE EXCHANGE OFFER MEMORANDUM

May 20, 2010

MINIMUM CONVERSION PRICE ANNOUNCEMENT

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND ANNOUNCES THE MINIMUM CONVERSION PRICE FOR THE ALLOTMENT INSTRUMENTS ISSUED PURSUANT TO ITS EXCHANGE OFFERS IN RESPECT OF CERTAIN OF ITS OUTSTANDING DOLLAR SECURITIES.

On April 26, 2010, The Governor and Company of the Bank of Ireland (the "Bank") commenced exchange offers (subject to certain offer restrictions) relating to the securities listed below.  Today, the Bank announces the minimum conversion price for the allotment instruments to be issued pursuant to those exchange offers.

The Governor and Company of the Bank of Ireland

Undated Floating Rate Primary Capital Notes (ISIN: IE0000750319)

BOI Capital Funding (No. 2) LP

$800,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (CUSIP/ISIN: US055967AA11/USG12255AA64)

BOI Capital Funding (No. 3) LP

$400,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (CUSIP/ISIN: US05568AAA88/USG12250AA77

The minimum conversion price is the minimum price at which the allotment instruments issued pursuant to the Option 2 Settlement will convert into ordinary stock on the conversion date. The minimum conversion price is calculated by multiplying €1.35 by the rights issue factor.

The Bank hereby announces that the rights issue factor is 0.630447, and accordingly the minimum conversion price is €0.851103.  For the purposes of calculating the rights issue factor, the current market price of a unit of ordinary stock on May 19, 2010 was €1.432.

The price at which the allotment instruments will ultimately convert will be either the minimum conversion price stated above or, if greater, the price calculated by the Lead Dealer Managers, in consultation with the Bank, as the arithmetic average of the daily volume-weighted average price per unit of ordinary stock for each of the five consecutive trading days ending on the second trading day before the conversion date (such five day period currently expected to commence on (and include) September 2, 2010 and conclude on (and include) September 8, 2010).

The terms of the exchange offer remain unchanged.

For further information, please contact:

Brian Kealy

Head of Capital Management

Tel. +353 76 623 4719

Colin Reddy

Capital Management

Tel. +353 76 623 4722

DISCLAIMER

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. None of securities referred to above will be registered under the Securities Act of 1933 (as amended, the "Securities Act"), or any state securities laws. The exchange offer is being made and the Option 1 Consideration, Option 2 Consideration and related securities are being offered and issued only (a) in a private placement in the United States to holders of BOI Debt Securities who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and (b) outside the United States in certain jurisdictions to holders of BOI Debt Securities in reliance upon Regulation S under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 20 May 2010